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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K
(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

     (THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION J(1)(A) AND (B) OF FORM 10-K AND IS THEREFORE FILING THIS FORM WITH THE REDUCED DISCLOSURE FORMAT.)

                           COMMISSION FILE NO. 0-6119

                         AVCO FINANCIAL SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      13-2530491
        (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

   3349 MICHELSON DRIVE, IRVINE, CALIFORNIA                         92715
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  714-553-1200

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:  NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:  NONE

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X   No

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / / Not applicable.

     Aggregate market value of common stock:  Not applicable.

     At December 31, 1993, the Registrant had 500,000 shares of common stock ($1 par value per share) outstanding, all of which are owned by Textron Inc.

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                                     PART I
ITEM 1.  BUSINESS

GENERAL

     Avco Financial Services, Inc., which was organized under the laws of Delaware on July 17, 1964, is the successor to the finance businesses of Seaboard Finance Company, originally established in 1927, and Delta Acceptance Corporation Limited, originally established in 1954. Unless the context otherwise requires, the term "Registrant" or "AFS" herein refers to Avco Financial Services, Inc. and its consolidated subsidiaries.

     All of the Registrant's outstanding common stock is owned by Textron Inc.

     The Registrant is principally engaged in consumer finance and insurance activities. The Registrant's finance operations mainly involve loans made by the Avco Financial Services Group. Such loans consist of consumer loans which are unsecured or secured by personal property and are in relatively small amounts and for relatively short periods; real estate loans which are secured by real property in larger amounts and for considerably longer periods; and retail installment contracts, principally covering personal property. As of December 31, 1993, the Registrant operated 1,186 finance offices located in all states of the United States (except Alaska, Arkansas, Kansas, Maine, Michigan, Mississippi, Oklahoma, Texas and Vermont), the Commonwealth of Puerto Rico, the Virgin Islands, all Canadian provinces and the Yukon Territory, six Australian states and the Australian Capital Territory, New Zealand and the United Kingdom. In 1992, the Registrant commenced a consumer finance operation in Spain as a joint venture with Bankinter, SA, which is headquartered in Madrid. The Registrant's insurance business consists primarily of the sale of credit life, credit disability and casualty insurance offered by various subsidiaries (Avco Insurance Services Group), a significant part of which is directly related to the Registrant's finance activities.

     For a summary of revenues, income before income taxes, and identifiable assets by industry segment, see Note 7 to the Consolidated Financial Statements of the Registrant.

     At December 31, 1993, the Registrant employed approximately 6,900 persons.

AVCO FINANCIAL SERVICES GROUP

  Finance Receivables

     The Registrant's finance receivable portfolio consisted of the following:

                                                             December 31,
                                       ---------------------------------------------------------

                                        1993        1992        1991        1990        1989
                                       ---------   ---------   ---------   ---------   ---------
                                                        (Thousands of dollars)
Consumer loans....................... $2,389,994  $2,275,016  $2,076,251  $2,135,214  $2,017,354
Real estate loans....................  2,260,815   2,141,900   1,995,075   1,783,254   1,399,638
Retail installment contracts.........    741,998     656,668     544,477     512,999     491,816
Other loans..........................     76,756      84,721     132,625     111,458      98,658
                                      ----------  ----------  ----------  ----------  ----------
     Total........................... $5,469,563  $5,158,305  $4,748,428  $4,542,925  $4,007,466
                                      ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------

      The following table presents the Registrant's outstanding finance receivables by country:

                                                             December 31,
                                       ---------------------------------------------------------
                                         1993        1992        1991        1990        1989
                                       ---------   ---------   ---------   ---------   ---------
                                                        (Thousands of dollars)
Australia............................ $  489,034  $  455,771  $  448,583  $  439,905  $  405,841
Canada...............................    874,277     835,942     966,898     970,117     829,924
United Kingdom.......................    467,363     434,498     423,354     406,985     270,992
United States........................  3,638,889   3,432,094   2,909,593   2,725,918   2,500,709
                                      ----------  ----------  ----------  ----------  ----------
     Total........................... $5,469,563  $5,158,305  $4,748,428  $4,542,925  $4,007,466
                                      ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------

      At December 31, 1993, finance receivables in the United States represented 67% of the Registrant's total finance receivables outstanding. At such date, receivables outstanding in no state exceeded 7% of the United

States' portfolio, except California in which outstanding receivables represented 16% of the United States' portfolio and 11% of the consolidated portfolio.

     Receivable growth in international operations is affected by fluctuations in foreign currency exchange rates. Increases (decreases) in receivable growth due to foreign currency translation for the five years ended December 31, 1993 were $(48.2) million in 1993, $(211.2) million in 1992, $(16.2) million in 1991,
$42.8 million in 1990, and $(36.7) million in 1989.

     On February 4, 1992, the Registrant purchased substantially all of the assets of USA Financial Services, Inc. This transaction involved the acquisition of approximately $340 million of consumer finance receivables generated through 142 branches located in 9 midwestern and southern states.

  Consumer Loans and Real Estate Loans

     The Registrant's consumer lending activities involve secured and unsecured installment loans to individuals. After repaying portions of their consumer loans, many customers take out new loans in amounts sufficient to pay off the balance of the existing loans and to supply additional needed money. Of the aggregate of 833,569 consumer and real estate loans written during the year ended December 31, 1993, approximately 52% included advances to refinance outstanding balances.

     The Registrant's real estate loans consist primarily of loans made to individuals which are secured by first or second mortgages on single family homes.

     A summary of the Registrant's consumer and real estate loan accounts written (excluding both refinanced balances and receivables acquired from other finance companies) and outstanding is as follows:

                                                        Year ended December 31,
                                       ---------------------------------------------------------
                                         1993        1992        1991        1990        1989
                                       ---------   ---------   ---------   ---------   ---------
                                                        (Thousands of dollars*)
New funds advanced
  Consumer loans
     Funds advanced..................  $1,474,139  $1,241,420  $1,115,497  $1,250,111  $1,217,775
     Average amount..................  $    1,836  $    1,705  $    1,563  $    1,563  $    1,463
  Real estate loans
     Funds advanced..................  $  642,082  $  630,594  $  625,745  $  641,850  $  500,745
     Average amount..................  $   21,022  $   20,357  $   20,391  $   19,907  $   17,424
Receivables outstanding at end of
  period
  Consumer loans
     Net balance.....................  $2,389,994  $2,275,016  $2,076,251  $2,135,214  $2,017,354
     Average amount..................  $    2,407  $    2,214  $    2,139  $    2,085  $    1,902
  Real estate loans
     Net balance.....................  $2,260,815  $2,141,900  $1,995,075  $1,783,254  $1,399,638
     Average amount..................  $   25,120  $   23,318  $   24,083  $   22,438  $   19,999

- - ------------

* Except average amount.

  Retail Installment Contracts

     The Registrant's sales finance operations consist principally of the purchase, generally without recourse, of retail installment contracts from dealers in furniture, television sets, household appliances and floor coverings. Retail installment operations provide a source of new customers for consumer loan business. Retail installment contracts carry a lower profit margin than consumer loans, and the volume of such business tends to be more volatile.

     The following table summarizes retail installment contracts purchased (excluding contracts acquired from other finance companies) and outstanding:

                                                            Year ended December 31,
                                             -----------------------------------------------------
                                               1993        1992       1991       1990       1989
                                             ---------   --------   --------   --------   --------
                                                            (Thousands of dollars*)
Retail installment contracts purchased.....  $1,041,981   $945,380   $784,957   $743,247   $750,532
Retail installment contracts outstanding at
  end of period
     Net balance...........................  $  741,998   $656,668   $544,477   $512,999   $491,816
     Average amount........................  $      859   $    808   $    821   $    804   $    727

- - ------------

* Except average amount.

  Other Receivables

     At December 31, 1993, other receivables outstanding of $76.8 million consisted primarily of leasing receivables generated by the Registrant's United States leasing operation. Such leases are generally written for office equipment in amounts less than $9,000 and for periods generally not exceeding 4 years.

  Lending Policies

     In conducting lending activities, it is the policy of the Registrant to require a satisfactory credit history. Loans are made to individuals primarily on the basis of the borrower's income and are limited to amounts which the customer appears able to repay without hardship. Investigation of the creditworthiness of obligors is made either through credit agencies or by the Registrant's own agents. When security is taken in connection with a loan, the realizable value of the property on which liens are taken as security (except for real estate in which case the loan amount is limited to a maximum of 85% of the unencumbered appraised market value) is in many cases less than the amount of the related receivable.

     Subject to governmental restrictions, the Registrant makes loans secured by consumer goods for varying periods, with original contractual terms generally not exceeding 4 years. Loans secured by real estate generally do not exceed 15 years. During 1993, the weighted average maturity of real estate loans written was approximately 10 years. The Registrant purchases retail installment contracts with original contractual terms generally not exceeding 3 years.

  Nonearning Assets

     Accrual of interest income is suspended for accounts which are contractually delinquent by more than three payments. Once an account is suspended, subsequent interest income is recognized when collected.

     Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no payment of principal or interest has been received for more than 30 days. Nonearning assets totaled approximately $75.1 million at December 31, 1993 and $82.9 million at December 31, 1992.

  Loss Experience

     Provisions for losses on receivables are charged to income in amounts sufficient to maintain the allowance at a level adequate to cover the losses of principal and interest in the existing receivable portfolio. The determination of an appropriate allowance for losses is based upon loss experience and payment history.

     It is the Registrant's policy to write off accounts when they are deemed uncollectible, but in any event, all accounts for which an amount aggregating a full contractual payment has not been received for six consecutive months are written off.

     Foreclosed real estate loans are transferred out of finance receivables into other assets at the lower of fair value (less estimated costs to sell) or the outstanding loan balance. The difference between the amount transferred and the outstanding loan balance is written off. Subsequent gains and losses on the disposition of real estate owned are reflected in other operating expenses. At December 31, 1993 and 1992, real estate owned was $43.3 million and $63.0 million, respectively.

     The allowance for losses at December 31, 1993 was $155.0 million or 2.83% of finance receivables then outstanding; such allowance at December 31, 1992 was $147.1 million or 2.85% of finance receivables outstanding. See Note 2 to the Consolidated Financial Statements of the Registrant for an analysis of the allowance for losses for the five years ended December 31, 1993. The following table shows gross and net write-offs, the percentages which these items bear to average finance receivables and the amount of the provision for losses charged to income (less recoveries):

                                       Gross write-offs      Recoveries       Net write-offs
                                    ----------------------      from      ----------------------
                                               Percentage    receivables             Percentage    Provision
                                               of average    previously              of average    for losses
                                                 finance      written                  finance        less
            Year ended               Amount    receivables      off        Amount    receivables   recoveries
- - ----------------------------------  --------   -----------   ----------   --------   -----------   ----------
                                                             (Thousands of dollars)
December 31, 1993.................  $138,104       2.7%       $ 26,611    $111,493       2.1%       $ 120,694
December 31, 1992.................   136,795       2.7          26,797     109,998       2.2          118,251
December 31, 1991.................   132,816       2.9          23,798     109,018       2.4          114,222
December 31, 1990*................    95,501       2.3          18,383      77,118       1.8           94,291
December 31, 1989.................    85,066       2.3          18,593      66,473       1.8           76,943

- - ------------

* Excludes $33.9 million of gross write-offs resulting from a change in the Registrant's write-off policy. Including such write-offs, gross write-offs as a percentage of average finance receivables was 3.1% and net write-offs as a percentage of average finance receivables was 2.7%.

     At December 31, 1993, 1992 and 1991, the Registrant had (expressed in dollars and as a percentage of related gross receivables outstanding): (1) consumer and real estate loans on which no payment of principal or interest had been made within 60 days amounting to $67.0 million (1.3%), $72.3 million (1.5%) and $79.7 million (1.8%), respectively; (2) consumer and real estate loans on which partial payments amounting to less than 50% of the original contractual monthly payment had been received within 60 days amounting to $6.7 million (.13%), $6.2 million (.13%) and $5.5 million (.12%), respectively; and (3) retail installment contracts on which one or more installments was more than 60 days past due amounting to $9.9 million (1.3%), $11.8 million (1.8%) and $12.7 million (2.1%), respectively.

  Sources of Funds

     The Registrant's finance operations are financed from its common stock, additional paid-in capital, retained earnings, unsecured borrowings against bank lines of credit, unsecured commercial paper borrowings and unsecured medium-and long-term borrowings.

     The cost of borrowing, which is generally affected by changes in interest rates, represents a material expense of the Registrant. Since the maximum rates which the Registrant may charge on certain consumer loans are limited by law in many jurisdictions in the United States (see "Regulation"), any rise in prevailing interest rates adversely affects the profitability of the Registrant's finance operations.

     The Registrant's average annual cost of borrowed funds for each fiscal year 1993 through 1989 was as follows: 1993 -- 6.97%; 1992 -- 8.11%; 1991 -- 9.73%;
1990 -- 10.69%; and 1989 -- 10.96%.

AVCO INSURANCE SERVICES GROUP

     The Registrant, through the Avco Insurance Services Group, is engaged in the credit life, credit disability and casualty insurance business in most states of the United States, all Canadian provinces, seven Australian jurisdictions and New Zealand. Where applicable laws permit, the Registrant makes available to customers credit life, credit disability and casualty insurance through the Avco Financial Services Group or independent companies. During 1993, approximately 71% of the Group's credit life and credit disability insurance business and approximately 26% of its casualty insurance business was derived from the Registrant's finance customers.

The Group's remaining credit life, credit disability and casualty insurance business is written with customers directly by the Group or through independent agents.

     The Group's casualty business consists primarily of insurance covering collateral protection, involuntary unemployment, personal property and automobile physical damage.

     The following table summarizes the results of operations of the Avco Insurance Services Group by major line of business included in the consolidated financial statements of the Registrant (before elimination of intercompany amounts):

                                                            Year ended December 31,
                                              ----------------------------------------------------
                                                1993       1992       1991       1990       1989
                                              --------   --------   --------   --------   --------
                                                                            (Thousands of dollars)
Credit Life, Credit Disability and Other
  Premiums written..........................  $135,218   $123,863   $105,987   $133,368   $125,720
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Premiums earned...........................  $127,458   $123,122   $124,468   $123,190   $115,815
  Investment income.........................    19,793     19,366     22,157     23,694     24,492
  Losses and adjustment expenses, less
     recoveries.............................   (59,306)   (56,181)   (54,240)   (53,837)   (49,601)
  Expenses..................................   (54,826)   (51,923)   (48,495)   (47,280)   (42,546)
  Income taxes..............................   (10,514)   (10,840)   (13,719)   (13,500)   (13,914)
                                              --------   --------   --------   --------   --------
  Income before cumulative effect of changes
     in accounting principles...............    22,605     23,544     30,171     32,267     34,246
  Cumulative effect of changes in accounting
     principles.............................               (1,788)
                                              --------   --------   --------   --------   --------
  Net income................................  $ 22,605   $ 21,756   $ 30,171   $ 32,267   $ 34,246
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
Casualty
  Premiums written..........................  $158,645   $151,146   $167,498   $153,368   $126,660
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Premiums earned...........................  $150,954   $151,886   $159,477   $138,601   $108,376
  Investment income.........................    23,532     23,168     26,287     28,833     29,886
  Losses and adjustment expenses, less
     recoveries.............................   (72,764)   (80,957)   (75,871)   (61,928)   (50,497)
  Expenses..................................   (82,894)   (75,369)   (81,642)   (76,248)   (63,244)
  Income taxes..............................    (5,004)    (4,762)    (8,371)    (9,782)    (7,692)
                                              --------   --------   --------   --------   --------
  Income before cumulative effect of changes
     in accounting principles...............    13,824     13,966     19,880     19,476     16,829
  Cumulative effect of changes in accounting
     principles.............................               (1,788)
                                              --------   --------   --------   --------   --------
  Net income................................  $ 13,824   $ 12,178   $ 19,880   $ 19,476   $ 16,829
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
Total Operations
  Premiums written..........................  $293,863   $275,009   $273,485   $286,736   $252,380
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Premiums earned...........................  $278,412   $275,008   $283,945   $261,791   $224,191
  Investment income(1)......................    43,325     42,534     48,444     52,527     54,378
  Losses and adjustment expenses, less
     recoveries.............................  (132,070)  (137,138)  (130,111)  (115,765)  (100,098)
  Expenses..................................  (137,720)  (127,292)  (130,137)  (123,528)  (105,790)
  Income taxes..............................   (15,518)   (15,602)   (22,090)   (23,282)   (21,606)
                                              --------   --------   --------   --------   --------
  Income before cumulative effect of changes
     in accounting principles...............    36,429     37,510     50,051     51,743     51,075
  Cumulative effect of changes in accounting
     principles.............................               (3,576)
                                              --------   --------   --------   --------   --------
  Net income................................  $ 36,429   $ 33,934   $ 50,051   $ 51,743   $ 51,075
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------

- - ------------

(1) Investment income includes capital gains (losses) of $4.3 million, $3.1 million, $4.7 million, $(.2) million and $.8 million for the years 1993 through 1989, respectively.

     Included in the assets of the Avco Insurance Services Group at December 31, 1993 were investments in securities (excluding investments in debt of affiliates) carried at $605.4 million for which the market value was $630.7 million. At December 31, 1993, the Avco Insurance Services Group carried a valuation adjustment for the marketable equity securities' portion of its investments totaling $13.8 million. This valuation adjustment represents the excess of aggregate quoted market value over aggregate cost of marketable equity securities (net of applicable taxes).

     The composition of invested assets of the Avco Insurance Services Group (before intercompany eliminations) at December 31, 1993 and 1992 and the returns on such investments for the years then ended were as follows:

                                                         1993                     1992
                                                 --------------------     --------------------
                                                  Amount      Percent      Amount      Percent
                                                 --------     -------     --------     -------
                                                            (Thousands of dollars)
    Composition of Invested Assets
      Equities, at market
         Preferred.............................  $  8,032         1.3%    $  7,668         1.3%
         Common................................    42,615         6.9       61,861        10.4
      Bonds(1)(2)..............................   511,168        83.2      455,956        76.4
      Commercial paper, at cost................    41,082         6.7       60,713        10.2
      Real estate, net of debt.................     3,359          .5        3,833          .6
      Other invested assets....................     5,457          .9        5,889         1.0
      Cash.....................................     3,001          .5          294          .1
                                                 --------     -------     --------     -------
              Total............................  $614,714       100.0%    $596,214       100.0%
                                                 --------     -------     --------     -------
                                                 --------     -------     --------     -------
    Return on Invested Assets
      Investment income (before taxes)(3)......  $ 43,325                 $ 42,534
      Mean invested assets.....................  $609,752                 $591,583
      Return on mean invested assets, before
         taxes.................................       7.1%                     7.2%
      Return on mean invested assets, after
         taxes.................................       5.1%                     5.1%

- - ------------

(1) Bonds are carried at amortized cost except for those classified as available for sale, which are carried at lower of aggregate amortized cost or market. See Note 1 to the Consolidated Financial Statements of the Registrant.

(2) Substantially all of the Registrant's bond portfolio is in investment grade securities.

(3) Includes capital gains and losses set forth in note (1) to the immediately preceding table.

OPERATIONS BY GEOGRAPHIC AREA

     The Registrant's foreign operations are conducted primarily in Australia, Canada and the United Kingdom. At December 31, 1993, the Registrant operated 128 finance offices in Australia, 217 in Canada and 92 in the United Kingdom. In these countries, the Registrant engages in consumer finance and related insurance activities similar to those conducted in the United States. At December 31, 1993, the percentage of finance receivables of the Australian, Canadian and United Kingdom finance operations in relation to the Registrant's total finance receivables was 9%, 16% and 8%, respectively. Operations in these countries are subject to regulation and competition comparable to that existing in the United States. See "Regulation" and "Competition". For a summary of revenues, income before income taxes and identifiable assets by geographic area, see Note 7 to the Consolidated Financial Statements of the Registrant.

REGULATION

     The Registrant's loan business is regulated by laws which are in force in certain jurisdictions in which the Registrant operates and which, among other things, generally limit maximum charges for loans, the maximum amount and terms thereof. In recent years, the trend of state legislation has been to deregulate interest rates or to increase the maximum rates permitted to be charged. In jurisdictions within Australia, the United Kingdom and the United States, laws also require that each office conducting a consumer loan business be separately licensed. Such licenses have limited terms, but are renewable, and are subject to revocation for cause. Laws under which the Registrant operates also require disclosure to customers of the annual simple interest rate and other basic terms of most credit transactions and give customers a limited right to cancel certain loans and retail installment contracts without penalty.

     In addition, in certain jurisdictions in which the Registrant operates, the retail installment business conducted by it is subject to regulatory legislation which, among other things, limits the rates which may be charged and requires disclosure to customers as to the terms of the financing transactions.

     The insurance businesses have been subject for many years to licensing and detailed regulation by state authorities and the rates charged on certain lines of insurance are subject to governmental limitation and change. In recent years, the rates which may be charged on credit life insurance generally have been reduced by the regulatory authorities. Certain states have recently enacted legislation providing for the reduction of premiums on certain lines of property and casualty insurance. The state insurance regulations also include limitations on the amounts of dividends that can be paid by insurance companies.

     The laws of many states in which the Registrant's insurance subsidiaries are admitted to do business require as a condition of admission that all insurance companies so admitted collectively guarantee to policyholders the solvency of other insurance companies admitted in the particular state. The Registrant's insurance subsidiaries have not been required to date to make any significant payments pursuant to such guarantees. While the amount of any assessments which may be made in the future cannot be predicted, the Registrant does not believe the total assessments, if any, will be material to its net income or financial condition.

COMPETITION

     The consumer finance business is highly competitive. The Registrant's competitors include not only other companies operating under consumer loan laws, but also other types of lending institutions not so regulated and usually not limited in the size of their loans, such as companies which finance the sale of their own merchandise or the merchandise of others, industrial banks, the personal loan departments of commercial banks and credit unions. The most serious competition is offered by commercial banks and credit unions. The effective interest rates charged by these lenders are usually lower than the rates charged by the Registrant. The Registrant's insurance businesses, to the extent that they are not related to the Registrant's finance activities, compete with many other insurance companies offering similar products.

ITEM 2.  PROPERTIES

     Almost all of the offices of the Registrant are occupied under leases. Reference is made to Note 9 to the Consolidated Financial Statements of the Registrant for information concerning the Registrant's lease obligations. The Registrant does not own any substantial amount of physical property other than properties acquired by enforcing security interests and office furniture and fixtures. Of the 1,186 loan offices which the Registrant operated at December 31, 1993, 749 were located in the United States, the Virgin Islands and the Commonwealth of Puerto Rico, 217 in Canada, 128 in Australia and 92 in the United Kingdom.

ITEM 3.  LEGAL PROCEEDINGS

     Because the business of the Registrant involves the collection of numerous accounts, the validity of liens, accident and other damage or loss claims under many types of insurance, and compliance with state and federal consumer laws, the Registrant and its subsidiaries are plaintiffs and defendants in numerous legal proceedings, including individual and class action proceedings which seek compensatory, treble or punitive damages in substantial amounts. It is the opinion of the Registrant's management, based upon the advice of its counsel, that the aggregate liability from pending or threatened litigation will not have a material effect on the Registrant's net income or financial condition.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Omitted in accordance with General Instruction J(2)(c).

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

     Textron Inc. owns all of the outstanding common stock of the Registrant.

     Dividends of $71.0 million and $64.4 million were declared and paid in 1993 and 1992, respectively. See Note 8 to the Consolidated Financial Statements of the Registrant regarding restrictions as to dividend availability.

ITEM 6.  SELECTED FINANCIAL DATA

     The following selected financial information has been derived from the Consolidated Financial Statements for the five years ended December 31, 1993 and is reported upon in the "Report of Independent Auditors" included on page 11. The information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the Consolidated Financial Statements and accompanying notes, included elsewhere in this report.

                                                        Year ended December 31,
                                       ---------------------------------------------------------
                                         1993        1992        1991        1990        1989
                                       ---------   ---------   ---------   ---------   ---------
                                                        (Thousands of dollars)
REVENUES AND INCOME
  Revenues
     Avco Financial Services Group...  $1,024,724  $1,046,848  $1,014,151  $  962,868  $  873,840
     Avco Insurance Services Group...     321,737     317,542     332,389     314,318     278,569
                                       ----------  ----------  ----------  ----------  ----------
            Total....................  $1,346,461  $1,364,390  $1,346,540  $1,277,186  $1,152,409
                                       ----------  ----------  ----------  ----------  ----------
                                       ----------  ----------  ----------  ----------  ----------
  Income Before Income Taxes
     Avco Financial Services Group...  $  173,837  $  150,801  $  124,745   $ 114,027   $  98,815
     Avco Insurance Services Group...      51,947      53,112      72,141      75,025      72,681
                                       ----------  ----------  ----------  ----------  ----------
          Total......................     225,784     203,913     196,886     189,052     171,496
  Income taxes.......................      83,755      75,887      72,286      71,177      63,072
                                       ----------  ----------  ----------  ----------  ----------
  Income before cumulative effect of
     changes in accounting
     principles......................     142,029     128,026     124,600     117,875     108,424
  Cumulative effect of changes in
     accounting principles(1)........                 (24,328)
                                       ----------  ----------  ----------  ----------  ----------
  Net Income.........................  $  142,029  $  103,698  $  124,600  $  117,875  $  108,424
                                       ----------  ----------  ----------  ----------  ----------
                                       ----------  ----------  ----------  ----------  ----------
  Ratio of Income to Fixed
     Charges(2)......................     1.7         1.5         1.5         1.5         1.5
                                       ---------   ---------   ---------   ---------   ---------
                                       ---------   ---------   ---------   ---------   ---------
FINANCIAL CONDITION
  Receivables Outstanding............  $5,469,563  $5,158,305  $4,748,428  $4,542,925  $4,007,466
  Investments........................     655,690     586,339     575,468     558,043     524,983
  Consolidated Assets................   6,122,960   5,785,967   5,334,177   5,084,640   4,483,632
  Debt (excludes savings deposits)
     Commercial paper and banks......   1,959,063   1,580,021   1,206,954   1,210,267     941,196
     Notes...........................   2,851,399   2,987,467   2,973,056   2,785,587   2,496,043
  Stockholder's Equity...............     827,511     753,071     744,560     673,718     656,840

- - ------------

(1) Effective at the beginning of 1992, the Registrant adopted Statements of Financial Accounting Standards Nos. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), and 109, "Accounting for Income Taxes" (FAS 109).

(2) See Note 1 to the Consolidated Financial Statements of the Registrant for computation of "Ratio of Income to Fixed Charges".

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     1993 vs. 1992 -- Income before income taxes for the year ended December 31, 1993 was $225.8 million compared to $203.9 million for the year ended December 31, 1992, an increase of $21.9 million (10.7%). The increase resulted primarily from: (i) a decrease in the cost of borrowed funds to 6.97% for 1993 from 8.11% for 1992; (ii) an increase in the level of receivables outstanding as average finance receivables were $5.208 billion for 1993 compared to $4.999 billion for 1992; and (iii) a decrease in insurance losses as 1992 included losses related to Hurricanes Andrew and Iniki. This increase in income was partially offset by:
(i) higher insurance commissions on non-related insurance business and (ii) a decrease in yields on finance receivables. Due to the declining cost of borrowed funds in all of the countries in which the Registrant operates, the Registrant has lowered the rate of interest it charges customers on finance receivables. As a result, interest income as a percent of average finance receivables was 19.10% for 1993 compared to 20.30% for 1992.

     Revenues for 1993 were $1.346 billion compared to $1.364 billion for 1992, a decrease of $18 million (1%). This decrease in revenues was due to: (i) a decrease of approximately $56.6 million due to the decline in yields on finance receivables described above and (ii) a decrease of approximately $46.0 million due to a decline in the foreign exchange translation rates at December 31, 1993 as compared to December 31, 1992. These factors were largely offset by the aforementioned increase in the level of receivables outstanding.

     1992 vs. 1991 -- Income before income taxes for the year ended December 31, 1992 was $203.9 million compared to $196.9 million for the year ended December 31, 1991, an increase of $7.0 million (3.6%). The increase resulted from: (i) an increase in average finance receivables outstanding to $4.999 billion during 1992 from $4.571 billion during 1991; (ii) a decrease in the cost of borrowed funds to 8.11% for 1992 from 9.73% for 1991; and (iii) reduced credit losses, as net credit losses as a percent of average finance receivables declined to 2.20% in 1992 from 2.39% in 1991. The increases in income before income taxes were partially offset by: (i) a decrease in yields on finance receivables due both to a shift in the receivable portfolio toward lower yielding real estate loans and a lowering of yields to meet market conditions as interest income as a percent of average finance receivables was 20.30% for 1992 compared to 21.47% for 1991;
(ii) an increase in the insurance loss ratio due primarily to catastrophe losses related to Hurricanes Andrew and Iniki; and (iii) a decrease in investment income due primarily to lower yields.

LIQUIDITY/CAPITAL RESOURCES

     The Registrant consists of the Avco Financial Services Group and Avco Insurance Services Group. The insurance operations have historically generated positive cash flows sufficient to preclude the need for borrowings.

     The Registrant utilizes a broad base of financial sources for its liquidity and capital requirements. Cash is provided from both operations and several different sources of borrowings, including unsecured borrowings under bank lines of credit, the issuance of commercial paper and sales of medium-and long-term debt in the U.S. and foreign financial markets.

     The Registrant has interest rate exchange agreements which had the effect of fixing the rate of interest at approximately 10% on $342 million of variable rate borrowings at December 31, 1993. The agreements, which expire through 2000, had a weighted average original term of 4.4 years. By utilizing medium-and long-term fixed rate financing, as well as interest rate exchange agreements, the Registrant had a ratio of variable rate debt to total debt of 47% at December 31, 1993.

     For liquidity purposes, the Registrant has a policy of maintaining sufficient unused bank lines of credit to support its outstanding commercial paper. The commercial paper coverage ratio at December 31, 1993, adjusted for the inclusion of certain qualifying investments of the Registrant's insurance group, was 102%. For further information regarding commercial paper and bank lines of credit, see Note 5 to the Consolidated Financial Statements of the Registrant.

     At December 31, 1993, $2.261 billion (41%) of the Registrant's finance receivables were represented by residential real estate loans, secured primarily by first and second mortgages on single family homes and averaged $25 thousand in outstanding principal balance per loan. Such loans are geographically dispersed among many customers and the loan amounts are limited to a maximum of 85% of the unencumbered appraised market value at the date of the loans, although most loans are made at significantly lower loan to value ratios. The Registrant believes that substantially all such loans remain fully secured.

     Foreclosed real estate loans are transferred out of finance receivables into other assets at the lower of fair value (less estimated costs to sell) or the outstanding loan balance. The carrying value of real estate owned is periodically reevaluated and, where appropriate, adjustments are made through a valuation allowance to reflect subsequent decreases in fair value. At December 31, 1993, real estate classified in other assets aggregated $43 million.

     At December 31, 1993, the Registrant had an investment portfolio of $655.7 million primarily represented by high quality, investment grade debt securities. Such portfolio included $45.5 million ($47.0 million market value) of mortgage-backed securities, including $24.2 million guaranteed by the U.S. Government or agencies thereof.

     The Registrant will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS
115) as of the beginning of 1994. FAS 115 establishes new, more restrictive criteria to be used in determining which debt securities can be carried in the financial statements at amortized cost. Securities which will be carried at amortized cost and classified in the Registrant's held for investment category will be those which the Registrant has both the ability and positive intent to hold to maturity. Securities classified in the available for sale category will be carried at fair value and will consist of those securities which the Registrant intends to hold for an indefinite period of time but not necessarily to maturity. Unrealized gains and losses related to securities available for sale will be reported as a separate component of stockholder's equity. Upon adopting FAS 115, the Registrant will transfer certain debt securities, with an amortized cost of approximately $499.3 million, from the held for investment category to the available for sale category of its investment portfolio. The net unrealized gains of approximately $16.5 million, net of applicable income taxes, relating to the debt securities classified in the available for sale portfolio at the date of adoption, will be recorded as an increase to stockholder's equity.

     The amount of net assets of the Registrant available for cash dividends and other payments to its parent, Textron Inc., is restricted by the terms of lending agreements and insurance statutory requirements. The Registrant paid dividends of $71.0 million, $64.4 million and $62.2 million to Textron Inc. in 1993, 1992 and 1991, respectively. See Note 8 to the Consolidated Financial Statements of the Registrant for restrictions.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Avco Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Avco Financial Services, Inc. as of December 31, 1993 and 1992 and the related consolidated statements of income, cash flows and changes in stockholder's equity for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules listed in the accompanying index to financial statements at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avco Financial Services, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in notes to the consolidated financial statements, in 1992 AFS changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet at December 31, 1991, 1990 and 1989, and the related consolidated statements of income, cash flows, and changes in stockholder's equity for the years ended December 31, 1990 and 1989 (none of which are presented separately herein); and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the selected financial data for each of the five years in the period ended December 31, 1993, appearing on page 8, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

                                                                   ERNST & YOUNG

Orange County, California
February 3, 1994

                         AVCO FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                            December 31,
                                                                      -------------------------
                                                                         1993           1992
                                                                      ----------     ----------
                                                                       (Thousands of dollars)
                                            ASSETS
Finance receivables -- net..........................................  $5,083,016     $4,796,166
Investments.........................................................     655,690        586,339
Property and equipment..............................................      59,636         60,066
Unamortized insurance policy acquisition costs......................      34,265         34,837
Goodwill............................................................      23,130         24,487
Cash................................................................       7,858            318
Other...............................................................     259,365        283,754
                                                                      ----------     ----------
          TOTAL ASSETS..............................................  $6,122,960     $5,785,967
                                                                      ----------     ----------
                                                                      ----------     ----------
                             LIABILITIES AND STOCKHOLDER'S EQUITY
Debt................................................................  $4,815,494     $4,573,091
Accounts payable and accrued liabilities............................     235,029        234,256
Insurance reserves and claims
  Unearned insurance premiums.......................................     121,694        118,413
  Losses and adjustment expenses....................................      59,171         49,728
Income taxes........................................................      64,061         57,408
                                                                      ----------     ----------
          Total liabilities.........................................   5,295,449      5,032,896
                                                                      ----------     ----------
Stockholder's equity
  Common stock ($1 par value, 1,000,000 shares authorized;
     500,000 shares outstanding)....................................         500            500
  Additional paid-in capital........................................     137,588        137,588
  Retained earnings.................................................     778,804        707,775
  Marketable equity securities valuation adjustment.................      31,980         19,793
  Currency translation adjustment...................................    (121,361)      (112,585)
                                                                      ----------     ----------
          Total stockholder's equity................................     827,511        753,071
                                                                      ----------     ----------
          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY................  $6,122,960     $5,785,967
                                                                      ----------     ----------
                                                                      ----------     ----------

          See accompanying notes to consolidated financial statements.

                         AVCO FINANCIAL SERVICES, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                                      Year ended December 31,
                                                               --------------------------------------
                                                                  1993          1992          1991
                                                               ----------    ----------    ----------
                                                                       (Thousands of dollars)
REVENUES
  Interest, discount and service charges...................... $  994,731    $1,014,505    $  981,585
  Insurance premiums and other insurance income...............    300,809       298,564       308,662
  Investment and other income (including net capital gains and
     losses)..................................................     50,921        51,321        56,293
                                                               ----------    ----------    ----------
          Total revenues......................................  1,346,461     1,364,390     1,346,540
EXPENSES
  Interest and debt expense
     Interest on notes........................................    212,495       264,065       288,312
     Amortization of debt expense.............................      3,715         3,363         4,391
     Interest on commercial paper, bank loans and other
       indebtedness...........................................    108,483       103,501       104,984
                                                               ----------    ----------    ----------
          Total...............................................    324,693       370,929       397,687
  Salaries, wages, and other employee benefits................    252,066       252,832       239,863
  Provision for losses on collection of finance receivables,
     less recoveries..........................................    120,694       118,251       114,222
  Credit life, credit disability and casualty insurance losses
     and adjustment expenses, less recoveries.................    132,070       137,138       130,111
  Amortization of insurance policy acquisition costs..........     89,436        83,435        84,303
  Other operating expenses....................................    201,718       197,892       183,468
                                                               ----------    ----------    ----------
          Total expenses......................................  1,120,677     1,160,477     1,149,654
                                                               ----------    ----------    ----------
Income before income taxes....................................    225,784       203,913       196,886
Income taxes..................................................     83,755        75,887        72,286
                                                               ----------    ----------    ----------
Income before cumulative effect of changes in accounting
  principles..................................................    142,029       128,026       124,600
Cumulative effect of changes in accounting principles:
     Postretirement benefits other than pensions, net of
       income taxes...........................................                  (18,890)
     Income taxes.............................................                   (5,438)
                                                               ----------    ----------    ----------
NET INCOME.................................................... $  142,029    $  103,698    $  124,600
                                                               ----------    ----------    ----------
                                                               ----------    ----------    ----------
Ratio of income to fixed charges..............................    1.7           1.5           1.5
                                                                  ---           ---           ---
                                                                  ---           ---           ---

          See accompanying notes to consolidated financial statements.

                         AVCO FINANCIAL SERVICES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 Year ended December 31,
                                                          -------------------------------------
                                                             1993          1992         1991
                                                          -----------   ----------   ----------
                                                                 (Thousands of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income............................................  $   142,029   $  103,698   $  124,600
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Cumulative effect of changes in accounting
       principles.......................................                    24,328
     Provision for losses on receivables................      147,305      145,048      138,020
     Depreciation.......................................       16,168       16,092       14,330
     Gain on sales of investments.......................       (4,335)      (3,084)      (4,685)
     Decrease (increase) in unamortized insurance policy
       acquisition costs................................          443        4,992         (514)
     Increase (decrease) in unearned insurance premiums
       and reserves for insurance losses and adjustment
       expenses.........................................       16,109       (4,386)     (12,889)
     Increase (decrease) in accounts payable and accrued
       liabilities......................................        2,778       12,254       (1,725)
     Increase in income taxes...........................        7,070        1,247        8,757
     Other - net........................................       28,276      (15,784)     (24,335)
                                                          -----------   ----------   ----------
          Net cash provided by operating activities.....      355,843      284,405      241,559
                                                          -----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans originated or purchased.........................   (3,392,345)  (3,097,325)  (2,709,977)
  Loans repaid or sold..................................    2,896,021    2,688,113    2,355,822
  Purchases of investments..............................     (286,824)    (198,807)    (261,770)
  Proceeds from investments.............................      241,682      209,967      261,111
  Capital expenditures..................................      (18,486)     (16,148)     (17,344)
  Cash used in acquisition of assets of USA Financial
     Services, Inc., net of cash acquired...............                  (285,334)
                                                          -----------   ----------   ----------
          Net cash used by investing activities.........     (559,952)    (699,534)    (372,158)
                                                          -----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in short-term debt...........................      392,095      340,046          637
  Proceeds from issuance of notes.......................    1,016,140      857,289      992,108
  Principal payments on notes...........................   (1,125,045)    (731,991)    (794,514)
  Decrease in savings deposits..........................         (541)        (169)      (1,095)
  Dividends paid........................................      (71,000)     (64,400)     (62,200)
                                                          -----------   ----------   ----------
          Net cash provided by financing activities.....      211,649      400,775      134,936
                                                          -----------   ----------   ----------
Net increase (decrease) in cash.........................        7,540      (14,354)       4,337
Cash at beginning of year...............................          318       14,672       10,335
                                                          -----------   ----------   ----------
Cash at end of year.....................................  $     7,858   $      318   $   14,672
                                                          -----------   ----------   ----------
                                                          -----------   ----------   ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest..............................................  $   336,716   $  368,931   $  394,189
  Income taxes..........................................  $    83,553   $   70,320   $   49,854

          See accompanying notes to consolidated financial statements.

                         AVCO FINANCIAL SERVICES, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                          Marketable
                                                                            equity
                                               Additional                 securities      Currency
                                      Common    paid-in     Retained      valuation      translation
                                      stock     capital     earnings      adjustment     adjustment     Total
                                      ------   ----------   ---------   --------------   ----------   ---------
                                                               (Thousands of dollars)
Balance at December 31, 1990.........  $500     $ 137,588   $ 606,077      $  4,779      $  (75,226)  $ 673,718
  Net income.........................                         124,600                                   124,600
  Cash dividends declared
     ($124.40 per common share)......                         (62,200)                                  (62,200)
  Change in valuation adjustment.....                                        10,486                      10,486
  Change in translation adjustment...                                                        (2,044)     (2,044)
                                      ------   ----------   ---------   --------------   ----------   ---------
Balance at December 31, 1991.........   500       137,588     668,477        15,265         (77,270)    744,560
  Net income.........................                         103,698                                   103,698
  Cash dividends declared
     ($128.80 per common share)......                         (64,400)                                  (64,400)
  Change in valuation adjustment.....                                         4,528                       4,528
  Change in translation adjustment...                                                       (35,315)    (35,315)
                                      ------   ----------   ---------   --------------   ----------   ---------
Balance at December 31, 1992.........   500       137,588     707,775        19,793        (112,585)    753,071
  Net income.........................                         142,029                                   142,029
  Cash dividends declared
     ($142.00 per common share)......                         (71,000)                                  (71,000)
  Change in valuation adjustment.....                                        12,187                      12,187
  Change in translation adjustment...                                                        (8,776)     (8,776)
                                      ------   ----------   ---------   --------------   ----------   ---------
Balance at December 31, 1993.........  $500     $ 137,588   $ 778,804      $ 31,980      $ (121,361)  $ 827,511
                                      ------   ----------   ---------   --------------   ----------   ---------
                                      ------   ----------   ---------   --------------   ----------   ---------

          See accompanying notes to consolidated financial statements.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     Avco Financial Services, Inc. is a wholly-owned subsidiary of Textron Inc. The consolidated financial statements include the accounts of Avco Financial Services, Inc. and its subsidiaries (AFS). All significant intercompany transactions are eliminated. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

FINANCE RECEIVABLES

  Revenue and Acquisition Cost Recognition

     For finance receivables, interest income is recognized in revenues using the interest method so as to produce a constant rate of return over the terms of the receivables. Accrual of interest income is suspended for accounts which are contractually delinquent by more than three payments. Once an account is suspended, subsequent interest income is recognized when collected. Fees received and direct loan origination costs are deferred and recognized in income over the contractual lives of the respective loans. Unamortized amounts are recognized in income when loans are sold or paid in full.

  Credit Losses

     Provisions for losses on receivables are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal and interest in the existing receivable portfolio. The determination of an appropriate allowance for losses is based upon loss experience and payment history.

     Finance receivables are written off when they are deemed uncollectible, but in any event, all accounts for which an amount aggregating a full contractual payment has not been received for six consecutive months are written off.

     Foreclosed real estate loans are transferred out of finance receivables into other assets at the lower of fair value (less estimated costs to sell) or the outstanding loan balance. The difference between the amount transferred and the outstanding loan balance is written off. The carrying value of real estate owned is periodically reevaluated and, where appropriate, adjustments are made through a valuation allowance to reflect subsequent decreases in fair value. Subsequent gains and losses on the disposition of real estate owned are reflected in other operating expenses.

INSURANCE OPERATIONS

  Recognition of Revenues and Expenses

     Unearned insurance premiums are deferred and subsequently recognized in revenues over the lives of the policies (a) on the interest method for decreasing term credit life insurance coverage and on the pro rata method for level term credit life coverage, (b) in relation to anticipated claims for credit disability insurance and (c) on the pro rata method for casualty insurance.

  Deferred Policy Acquisition Costs

     Costs, which vary with, and are primarily related to, the production of new business, have been deferred to the extent such costs are deemed recoverable from future profits. Such costs primarily include commissions and premium taxes. These costs are amortized in proportion to premiums over the estimated lives of the policies. Anticipated investment income is considered in determining if a premium deficiency relating to short-term contracts exists.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Insurance Reserves and Claims

     Insurance reserves and claims represent the estimated ultimate cost of settling claims incurred as of the balance sheet date. The reserves for casualty losses are based upon estimates for losses and loss adjustment expenses reported prior to the close of the accounting period and estimates of incurred but not reported losses and adjustment expenses based upon past experience and adjusted for current conditions, net of reinsurance recoverable and salvage and subrogation. The reserves for credit life and credit disability losses represent estimates of those claims due and unpaid, in the course of settlement, and incurred but not reported, computed using historical liquidation patterns adjusted for changes in portfolio composition, net of reinsurance recoverable.

  Reinsurance

     Effective at the beginning of 1993, AFS adopted Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (FAS 113). FAS 113 specifies the accounting for the reinsuring (ceding) of insurance contracts.

     Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the claim liability associated with the reinsured policy.

     See Note 6 for further information about reinsurance.

INVESTMENTS

     Investments in marketable equity securities are carried at market value. Unrealized gains and losses, net of applicable income taxes, resulting from fluctuations in the aggregate market value of marketable equity securities are reflected as an adjustment to stockholder's equity.

     Investments in most debt securities are carried at amortized cost (less adjustments for other than temporary declines in value). In 1992, AFS determined that a portion of its debt security portfolio should be considered available for sale and carried at the lower of aggregate amortized cost or market. At December 31, 1993 and 1992, the aggregate market value of the securities available for sale exceeded their amortized cost.

     AFS will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115) as of the beginning of 1994. FAS 115 establishes new, more restrictive criteria to be used in determining which debt securities can be carried in the financial statements at amortized cost. Securities which will be carried at amortized cost and classified in AFS' held for investment category will be those which AFS has both the ability and positive intent to hold to maturity. Securities classified in the available for sale category will be carried at fair value and will consist of those securities which AFS intends to hold for an indefinite period of time but not necessarily to maturity. Unrealized gains and losses related to securities available for sale will be reported as a separate component of stockholder's equity. Upon adopting FAS 115, AFS will transfer certain debt securities, with an amortized cost of approximately $499.3 million, from the held for investment category to the available for sale category of its investment portfolio. The net unrealized gains of approximately $16.5 million, net of applicable income taxes, relating to the debt securities classified in the available for sale portfolio at the date of adoption, will be recorded as an increase to stockholder's equity.

     Net realized gains or losses resulting from sales or calls of investments and losses resulting from declines in fair values of investments that are other than temporary declines are included in revenues. The cost of securities sold was based primarily upon the specific identification method.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST RATE AGREEMENTS

     As part of managing its interest rate exposure on its variable interest rate borrowings, AFS is a party to various interest rate exchange agreements. While AFS is exposed to credit loss for the periodic settlement of amounts due under such agreements in the event of nonperformance by the counterparties, AFS does not anticipate nonperformance by any of those parties. The risk of loss in the event of nonperformance by the counterparties was insignificant at December 31, 1993.

     Interest differentials to be paid or received are accrued and recognized in interest expense over the lives of the agreements.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     See Note 11 for information about AFS' accounting policies for postretirement benefits other than pensions.

INCOME TAXES

     Deferred income taxes for years prior to 1992 were recognized for income and expense items that were reported in different periods for financial reporting and income tax purposes based on the tax rates applicable in the years such timing differences arose. Deferred income taxes for 1993 and 1992 have been recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are expected to be realized or settled. See
Note 4 for further information about income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values presented in Note 14 are estimates of the fair values of the financial instruments at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts AFS could realize or settle currently. AFS does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

FOREIGN OPERATIONS

     AFS' foreign entities' financial statements are measured in their functional currency. Balance sheet accounts at December 31, 1993 and 1992 have been translated at the closing rates on those dates. Income and expense accounts have been translated at the average rates prevailing during the respective periods. Adjustments resulting from the translation of the financial statements of AFS' foreign operations are excluded from the determination of its consolidated income and are accumulated as a separate component of consolidated stockholder's equity until the entity is sold or substantially liquidated. Foreign exchange gains and losses included in consolidated income (which relate principally to transactions denominated in foreign currencies) in 1993, 1992 and 1991 were not material.

RATIO OF INCOME TO FIXED CHARGES

     The ratio of income to fixed charges represents the number of times fixed charges (interest and debt expense [without adjustments for discounts or premiums resulting from the repurchase of debt securities] and one-third of all rent and related costs, considered to represent an appropriate interest factor, charged to

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income) are covered by income before income taxes, cumulative effect of changes in accounting principles and fixed charges.

NOTE 2:  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

     Contractual maturities of finance receivables outstanding at December 31, 1993 and total finance receivables outstanding at that date and at December 31, 1992 were as follows:

                                   Contractual maturities             Less      Receivables outstanding
                            ------------------------------------    finance     -----------------------
                               1994         1995      1996-2008     charges        1993         1992
                            ----------   ----------   ----------   ----------   ----------   ----------
                                                      (Thousands of dollars)
Consumer loans............  $1,485,006   $1,014,026   $  919,161   $1,028,199   $2,389,994   $2,275,016
Real estate loans.........     567,195      489,497    3,328,809    2,124,686    2,260,815    2,141,900
Retail installment
 contracts................     558,258      304,337      193,099      313,696      741,998      656,668
Other loans...............      39,922       28,964       25,801       17,931       76,756       84,721
                            ----------   ----------   ----------   ----------   ----------   ----------
                            $2,650,381   $1,836,824   $4,466,870   $3,484,512    5,469,563    5,158,305
                            ----------   ----------   ----------   ----------
                            ----------   ----------   ----------   ----------

Less allowance for credit losses.............................................     (155,015)    (147,088)
Less finance-related insurance reserves and claims...........................     (231,532)    (215,051)
                                                                                ----------   ----------
Finance receivables -- net...................................................   $5,083,016   $4,796,166
                                                                                ----------   ----------
                                                                                ----------   ----------

     The maximum term over which consumer loans and retail installment contracts are written is 10 years, but approximately 90% of these loans are written with terms of 4 years or less. Real estate loans are written with a maximum term of 15 years. Consumer loans are unsecured or secured by personal property and are in relatively small amounts. Retail installment contracts are secured by personal property. Real estate loans are secured by real property and are limited to a maximum of 85% of the property's unencumbered appraised market value at the date of the loans.

     Accounts are often repaid or refinanced prior to contractual maturity. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections. During 1993 and 1992, cash collections of receivables (excluding finance charges) were $2.9 billion and $2.7 billion, respectively. The ratio of cash collections to average finance receivables was approximately 55% and 54%, respectively.

     Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no payment of principal or interest has been received for more than 30 days. Nonearning assets totaled approximately $75.1 million at December 31, 1993.

     AFS has commitments to extend additional credit to customers under revolving secured and unsecured loan agreements. Interest rates charged are variable. The agreements provide for suspension or termination of the credit line for default and other factors adverse to the interests of AFS. At December 31, 1993, committed lines totaled approximately $634 million of which approximately $69 million remained unused.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 2:  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

     Changes in the allowance for credit losses were as follows:

                                                          Year ended December 31,
                                         ---------------------------------------------------------
                                           1993         1992        1991      1990(b)     1989(b)
                                         ---------    --------    --------    --------    --------
                                                          (Thousands of dollars)
Balance of the allowance for credit
  losses at beginning of year..........  $ 147,088    $135,330    $131,779    $153,364    $143,935
Add -- charged to income:
     Real estate.......................     25,487      17,616      12,879       9,629       5,445
     Other.............................     95,207     100,635     101,343      84,662      71,498
                                         ---------    --------    --------    --------    --------
     Total.............................    120,694     118,251     114,222      94,291      76,943
Deduct -- balances charged off(a):
  Gross charge offs:
     Real estate.......................    (25,125)    (15,394)    (10,388)     (5,615)     (3,690)
     Other.............................   (112,979)   (121,401)   (122,428)   (123,816)    (81,376)
                                         ---------    --------    --------    --------    --------
     Total.............................   (138,104)   (136,795)   (132,816)   (129,431)    (85,066)
  Recoveries:
     Real estate.......................      1,588       1,117         729         592         660
     Other.............................     25,023      25,680      23,069      17,791      17,933
                                         ---------    --------    --------    --------    --------
     Total.............................     26,611      26,797      23,798      18,383      18,593
                                         ---------    --------    --------    --------    --------
  Net charge offs......................   (111,493)   (109,998)   (109,018)   (111,048)    (66,473)
Other..................................     (1,274)      3,505      (1,653)     (4,828)     (1,041)
                                         ---------    --------    --------    --------    --------
Balance of the allowance for credit
  losses at end of year................  $ 155,015    $147,088    $135,330    $131,779    $153,364
                                         ---------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------
Balance of the allowance for credit
  losses at the end of each year
  applicable to:
Real estate............................  $  32,048    $ 30,316    $ 27,784    $ 24,606    $ 20,240
Other..................................    122,967     116,772     107,546     107,173     133,124
                                         ---------    --------    --------    --------    --------
Total..................................  $ 155,015    $147,088    $135,330    $131,779    $153,364
                                         ---------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------

- - ------------

(a) Amounts in 1990 include $33.9 million resulting from a change in AFS' write-off policy.

(b) The above data for the two years ended 1990 is not reported upon herein by independent auditors.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 3:  INVESTMENTS

                                                                       1993             1992
                                                                     --------         --------
                                                                      (Thousands of dollars)
Debt securities:
  Commercial paper, at cost (approximates fair value)........        $ 41,082         $ 56,586
  Bonds held for investment, at amortized cost (estimated
     fair value: $481,246,000 in 1993 and $433,870,000 in
     1992)...................................................         458,186          430,311
  Bonds available for sale (estimated fair value: $62,060,000
     in 1993 and $31,679,000 in 1992)........................          59,812           29,290
                                                                     --------         --------
     Total...................................................         559,080          516,187
                                                                     --------         --------
Marketable equity securities:
  Preferred stocks, at market (cost: $7,834,000 in 1993 and
     $7,695,000 in 1992).....................................           8,032            7,668
  Common stocks, at market; industrial, miscellaneous and all other (cost: $37,274,000 in 1993 and $31,943,000 in
     1992)...................................................          86,093           61,861
                                                                     --------         --------
     Total...................................................          94,125           69,529
                                                                     --------         --------
First mortgages on real estate, at cost......................           2,485              623
                                                                     --------         --------
          Total..............................................        $655,690         $586,339
                                                                     --------         --------
                                                                     --------         --------

     At December 31, 1993, a valuation allowance has been credited directly to stockholder's equity. This valuation adjustment represents the excess of aggregate quoted market value over aggregate cost of marketable equity securities in AFS' investment portfolios aggregating $32.0 million. The valuation adjustment is comprised of unrealized gains of $32.1 million and unrealized losses of $143,000, net of applicable income taxes.

     Net realized gains (losses), after income taxes, resulting from sales of marketable equity securities included in net income for the years ended December 31, 1993, 1992 and 1991 were $440,000, $116,000 and $(137,000), respectively.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 3:  INVESTMENTS (CONTINUED)
     The amortized cost and estimated fair value of debt securities at December 31, 1993 and 1992 were as follows:

                                                                        December 31, 1993
                                                         -----------------------------------------------
                                                                       Gross        Gross      Estimated
                                                         Amortized   unrealized   unrealized     fair
                                                           cost        gains        losses       value
                                                         ---------   ----------   ----------   ---------
                                                                     (Thousands of dollars)
U.S. Treasury securities and obligations of other U.S.
  Government agencies and authorities..................  $  15,500    $  2,246      $   18     $  17,728
Obligations of states, municipalities and political
  subdivisions.........................................    130,053       8,998         195       138,856
Obligations of foreign governments and agencies........     45,459       3,031          38        48,452
Public utility securities..............................     56,945       2,006         356        58,595
Mortgage-backed securities.............................     43,654       1,569         353        44,870
Corporate securities...................................    207,657       7,784       1,614       213,827
                                                         ---------   ----------   ----------   ---------
  Debt securities held for investment..................    499,268      25,634       2,574       522,328
  Debt securities available for sale (principally U.S.
     Government securities)............................     59,812       2,393         145        62,060
                                                         ---------   ----------   ----------   ---------
     Total.............................................  $ 559,080    $ 28,027      $2,719     $ 584,388
                                                         ---------   ----------   ----------   ---------
                                                         ---------   ----------   ----------   ---------

                                                                        December 31, 1992
                                                         -----------------------------------------------
                                                                       Gross        Gross      Estimated
                                                         Amortized   unrealized   unrealized     fair
                                                           cost        gains        losses       value
                                                         ---------   ----------   ----------   ---------
                                                                     (Thousands of dollars)
U.S. Treasury securities and obligations of other U.S.
  Government agencies and authorities..................  $  15,352    $  1,647     $           $  16,999
Obligations of states, municipalities and political
  subdivisions.........................................    182,222       6,270        9,636      178,856
Obligations of foreign governments and agencies........     27,430       1,079           71       28,438
Public utility securities..............................     37,340         788          107       38,021
Mortgage-backed securities.............................     66,140       2,982        2,231       66,891
Corporate securities...................................    158,413       4,659        1,821      161,251
                                                         ---------   ----------   ----------   ---------
  Debt securities held for investment..................    486,897      17,425       13,866      490,456
  Debt securities available for sale (principally
     corporate securities).............................     29,290       2,389                    31,679
                                                         ---------   ----------   ----------   ---------
     Total.............................................  $ 516,187    $ 19,814     $ 13,866    $ 522,135
                                                         ---------   ----------   ----------   ---------
                                                         ---------   ----------   ----------   ---------

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 3:  INVESTMENTS (CONTINUED)

     The amortized cost and estimated fair value of debt securities at December 31, 1993, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               Estimated
                                                                 Amortized       fair
                                                                   cost          value
                                                                 ---------     ---------
                                                                 (Thousands of dollars)
        Due in 1994............................................  $  44,203     $  44,542
        Due 1995 to 1998.......................................    190,306       199,472
        Due 1999 to 2003.......................................    180,615       187,785
        Due after 2003.........................................     98,452       105,625
                                                                 ---------     ---------
                                                                   513,576       537,424
        Mortgage-backed securities.............................     45,504        46,964
                                                                 ---------     ---------
                                                                 $ 559,080     $ 584,388
                                                                 ---------     ---------
                                                                 ---------     ---------

     Proceeds from sales of debt securities (excluding commercial paper) during 1993, 1992 and 1991 were $114.1 million, $66.5 million and $95.5 million, respectively. Gross gains and (losses) realized on those sales, after income taxes, were $2,566,000 and $(754,000), respectively, in 1993, $1,542,000 and
$(185,000), respectively, in 1992, and $3,286,000 and $(170,000), respectively, in 1991.

NOTE 4:  INCOME TAXES

     AFS' provisions for income taxes are based upon including all eligible U.S. subsidiaries in the consolidated U.S. federal income tax return filed by its parent, Textron Inc. Such provisions do not differ materially from the amounts which AFS would have provided if it and its eligible subsidiaries were filing their own consolidated federal income tax return. The provisions for income taxes also include amounts for AFS' foreign subsidiaries which file their own separate income tax returns.

     In 1992, AFS adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 requires AFS to modify its income tax accounting so that deferred taxes are stated at prevailing income tax rates. AFS' adoption of FAS 109 was made by a cumulative effect charge to income of $5.4 million. Prior year financial statements have not been restated. There was no effect of FAS 109 on AFS' net income in 1992, other than the cumulative effect of the accounting change. The adoption of FAS 109 had no cash flow impact on AFS.

     For years beginning after December 31, 1992, the U.S. Revenue Reconciliation Act of 1993 increased the maximum corporate tax rate from 34% to 35% and the Australian government reduced its corporate tax rate from 39% to 33%. In accordance with FAS 109, the changes in the tax rates resulted in a revaluation of AFS' net deferred tax assets which were in existence at the beginning of 1993. The effect of this revaluation was immaterial.

     Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries which aggregated approximately $250 million at December 31, 1993. Management's intention is to reinvest such undistributed earnings for an indefinite period, except for distributions upon which incremental taxes would not be material. If such earnings were distributed, taxes (net of foreign tax credits) would have increased by approximately $21 million, principally due to foreign withholding taxes.

     At December 31, 1993, consolidated stockholder's equity included $17 million of U.S. life insurance subsidiary policyholders' surplus on which no income taxes have been provided. The amount of taxes which

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 4:  INCOME TAXES (CONTINUED)

would become due if the surplus were distributed is approximately $6 million. Under present circumstances, it is not anticipated that any of these earnings will become taxable.

     Income taxes (benefit) before the cumulative effect of changes in accounting principles is summarized as follows:

                                                 1993            1992            1991
                                                -------         -------         -------
                                                        (Thousands of dollars)
        Current
          Federal.............................  $50,575         $45,428         $34,626
          State...............................    7,778           6,440           4,157
          Foreign.............................   34,809          30,425          31,035
                                                -------         -------         -------
                                                 93,162          82,293          69,818
        Deferred
          Federal.............................   (7,254)         (2,596)          1,390
          State...............................     (144)           (143)            448
          Foreign.............................   (2,009)         (3,667)            630
                                                -------         -------         -------
                                                 (9,407)         (6,406)          2,468
                                                -------         -------         -------
                  Total income tax
                    provision.................  $83,755         $75,887         $72,286
                                                -------         -------         -------
                                                -------         -------         -------

     Income taxes related to the cumulative effect of changes in accounting principles in 1992 consist of a $11.7 million deferred tax benefit related to the adoption of FAS 106 (see Note 11) and a $5.4 million deferred tax provision related to the adoption of FAS 109.

     Following is a reconciliation of the federal statutory income tax rate to the effective income tax rate applicable to pretax income before the cumulative effect of changes in accounting principles, as reflected in the consolidated statement of income:

                                                                 1993         1992         1991
                                                                 ----         ----         ----
U.S. federal statutory tax rate................................  35.0%        34.0%        34.0%
Increases (decreases) in taxes resulting from:
  Residual tax on foreign dividends............................    .2           .5          (.7)
  Higher tax on foreign income.................................    .4          1.4          2.0
  State income taxes...........................................   2.2          2.0          1.5
  Nontaxable investment income.................................  (1.1)        (1.3)        (1.2)
  Other, net...................................................    .4           .6          1.1
                                                                 ----         ----         ----
Effective income tax rate......................................  37.1%        37.2%        36.7%
                                                                 ----         ----         ----
                                                                 ----         ----         ----

     AFS' net deferred tax asset consisted of gross deferred tax assets and gross deferred tax liabilities of $82.3 million and $29.4 million, respectively, at December 31, 1993 and $77.9 and $27.8 million, respectively, at December 31, 1992.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 4:  INCOME TAXES (CONTINUED)

     The assets and (liabilities) comprising AFS' net deferred tax assets as of December 31, 1993 and 1992 were as follows:

                                                                         1993           1992
                                                                       --------       --------
                                                                       (Thousands of Dollars)
Allowance for credit losses..........................................  $ 38,451       $ 35,554
Liabilities for future policy benefits...............................    20,010         16,833
Unrealized gain on marketable equity securities......................   (16,874)        (9,945)
Obligation for postretirement benefits other than pensions...........    12,797         11,481
Depreciation.........................................................    (5,652)        (6,987)
Insurance policy acquisition costs...................................    (4,026)        (7,873)
Lease financing transactions.........................................    (2,917)        (2,986)
Other -- principally timing of expense deductions....................    11,075         13,994
                                                                       --------       --------
          Total net deferred tax assets..............................  $ 52,864       $ 50,071
                                                                       --------       --------
                                                                       --------       --------

     AFS' 1991 deferred income tax provision of $2.5 million consisted principally of timing differences relating to interest income and provision for credit losses on finance receivables.

NOTE 5:  DEBT AND CREDIT FACILITIES

     At December 31, 1993 and 1992, consolidated debt consisted of the following:

                                                                         1993           1992
                                                                      ----------     ----------
                                                                       (Thousands of dollars)
Senior
  Commercial paper..................................................  $1,933,570     $1,559,680
  Banks.............................................................      25,493         20,341
  Savings deposits..................................................       5,032          5,603
  3.20% to 4.93% due 1994 to 1996(a)................................     607,842        657,000
  5.21% to 6.95% due 1994 to 2000(a)................................     911,738        348,536
  7.00% to 8.99% due 1994 to 2000(a)................................     761,369        912,366
  9.00% to 10.96% due 1994 to 1998(a)...............................     302,441        481,127
  11.00% to 12.92% due 1994 to 1996.................................     212,038        392,727
  13.20% to 14.50% due 1994.........................................      35,991         65,139
                                                                      ----------     ----------
          Total senior debt.........................................   4,795,514      4,442,519
                                                                      ----------     ----------
Senior subordinated
  8.88% to 9.65% due 1994 to 1996...................................       1,000        103,650
  10.05% to 11.75% due 1994 to 1998.................................      10,700         16,292
  12.75% to 15.00% due 1994.........................................       8,280         10,630
                                                                      ----------     ----------
          Total senior subordinated debt............................      19,980        130,572
                                                                      ----------     ----------
          Total debt................................................  $4,815,494     $4,573,091
                                                                      ----------     ----------
                                                                      ----------     ----------

- - ------------

(a) Interest rates on certain notes are adjusted periodically.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 5:  DEBT AND CREDIT FACILITIES (CONTINUED)
     Bank borrowings are arranged under revolving lines of credit. These borrowings are either on a demand basis or provide for maturities ranging up to one year. Commercial paper is issued with maturities up to one year with interest at prevailing market rates. The weighted average interest rates on bank borrowings and commercial paper outstanding at December 31, 1993, 1992 and 1991, without giving effect to the costs of maintaining the lines of credit, were 6.4%, 9.0% and 11.5%, respectively, for bank borrowings (primarily consisting of borrowings in foreign operations) and 3.8%, 4.6% and 5.7%, respectively, for commercial paper.

     The maximum aggregate commercial paper and bank borrowings outstanding at any month-end during the three years ended December 31, 1993 was $1.96 billion in 1993, $1.67 billion in 1992 and $1.24 billion in 1991. The average aggregate amount of such commercial paper and bank borrowings outstanding during the three years ended December 31, 1993 was $1.81 billion in 1993, $1.46 billion in 1992 and $1.11 billion in 1991, and the related weighted average interest rate was 3.9%, 4.5% and 7.3%, respectively. The weighted average interest rate is determined primarily by reference to daily outstanding principal amounts and excludes the cost of maintaining the lines of credit.

     At December 31, 1993 and 1992, AFS had lines of credit with various banks amounting to $2.16 billion and $1.93 billion, respectively, of which the unused portion of these lines amounted to $1.93 billion and $1.58 billion, respectively. AFS generally pays fees in support of these lines.

     During the years ended December 31, 1993 and 1992, AFS issued the following notes:

                                                                         1993           1992
                                                                      ----------     ----------
                                                                       (Thousands of dollars)
Senior notes due 1993 to 1996 (Australia)...........................  $   29,895     $  108,560
Senior notes due 1993 to 1998 (Canada)..............................     246,664
Senior notes due 1993 to 1998 (United Kingdom)......................      34,581        168,729
Senior notes due 1993 to 2000 (United States).......................     705,000        580,000
                                                                      ----------     ----------
          Total.....................................................  $1,016,140     $  857,289
                                                                      ----------     ----------
                                                                      ----------     ----------

     Under interest rate exchange agreements, AFS makes periodic fixed payments in exchange for periodic variable payments. AFS has entered into such agreements to mitigate its exposure to increases in interest rates on a portion of its variable rate debt. At December 31, 1993 and 1992, these agreements had weighted average original terms of 4.4 years and 3.6 years and had the effect of fixing the rate of interest at 10.0% and 10.6% on $341.6 million and $599.3 million of variable rate borrowings, respectively. AFS' exposure to credit risk associated with counterparty nonperformance on interest rate exchange agreements is limited to the amounts reflected in AFS' consolidated balance sheet. At December 31, 1993, such amounts were not material.

     The aggregate maturities, required prepayments, redemptions and sinking fund requirements with respect to the consolidated debt outstanding (excluding commercial paper, bank notes and savings deposits) at December 31, 1993, for the five years ending December 31, 1998, were (in millions): $597.2 for 1994; $661.6 for 1995; $597.7 for 1996; $227.7 for 1997; and $442.2 for 1998.

     The senior subordinated notes are subordinate and junior in right of payment, in all respects, to all indebtedness of AFS for money borrowed.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 6: REINSURANCE

     In the normal course of business, AFS seeks to reduce the loss that may arise through AFS' insurance subsidiaries from catastrophes or other events that may cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises, or reinsurers.

     While reinsurance contracts do not relieve AFS from its obligations to policyholders, AFS evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Additionally, AFS holds collateral under certain reinsurance agreements in the form of letters of credit. Reinsurance receivables and prepaid reinsurance premiums were not material as of December 31, 1993.

     The effect of reinsurance on premiums written, premiums earned and losses incurred for the year ended December 31, 1993 were as follows:

                                                         Premiums    Premiums     Losses
                                                          Written     Earned     Incurred
                                                         ---------   ---------   --------
                                                              (Thousands of dollars)
        Direct.........................................  $ 259,453   $ 256,990   $124,127
        Assumed........................................     50,974      38,801     18,904
        Ceded..........................................    (16,564)    (17,379)   (10,961)
                                                         ---------   ---------   --------
                  Total................................  $ 293,863   $ 278,412   $132,070
                                                         ---------   ---------   --------
                                                         ---------   ---------   --------

NOTE 7:  OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

  Industry Segment

     The following is a summary of revenues, income before income taxes and identifiable assets by industry segment:

                                                                  Year ended December 31,
                                               -------------------------------------------------------------
                                                 1993         1992         1991         1990*        1989*
                                               ---------    ---------    ---------    ---------    ---------
                                                                  (Thousands of dollars)
Revenues
  Financial Services and Related
    Insurance................................  $1,168,153   $1,184,193   $1,152,488   $1,098,549   $1,007,929
  Nonrelated Insurance.......................     178,308      180,197      194,052      178,637      144,480
                                               ----------   ----------   ----------   ----------   ----------
         Total revenues......................  $1,346,461   $1,364,390   $1,346,540   $1,277,186   $1,152,409
                                               ----------   ----------   ----------   ----------   ----------
                                               ----------   ----------   ----------   ----------   ----------
Income Before Income Taxes
  Financial Services and Related
    Insurance................................  $  217,789   $  193,782   $  179,601   $  171,505   $  157,491
  Nonrelated Insurance.......................       7,995       10,131       17,285       17,547       14,005
                                               ----------   ----------   ----------   ----------   ----------
         Total income before income taxes....  $  225,784   $  203,913   $  196,886   $  189,052   $  171,496
                                               ----------   ----------   ----------   ----------   ----------
                                               ----------   ----------   ----------   ----------   ----------
Identifiable Assets
  Financial Services and Related
    Insurance................................  $5,681,416   $5,360,280   $4,927,784   $4,648,346   $4,050,353
  Nonrelated Insurance.......................     441,544      425,687      406,393      436,294      433,279
                                               ----------   ----------   ----------   ----------   ----------
         Total identifiable assets...........  $6,122,960   $5,785,967   $5,334,177   $5,084,640   $4,483,632
                                               ----------   ----------   ----------   ----------   ----------
                                               ----------   ----------   ----------   ----------   ----------

- - ---------------

* The above data for the two years ended 1990 is not reported upon herein by independent auditors.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 7:  OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA (CONTINUED)

  Geographic Area

     The following is a summary of revenues, income before income taxes and identifiable assets by geographic area:

                                                                  Year ended December 31,
                                               -------------------------------------------------------------
                                                 1993         1992         1991         1990*        1989*
                                               ---------    ---------    ---------    ---------    ---------
                                                                  (Thousands of dollars)
Revenues
  Australia.................................. $  136,210   $  140,064   $  145,934   $  138,192   $  127,208
  Canada.....................................    211,362      235,881      264,980      242,921      208,585
  United Kingdom.............................    118,900      125,453      117,594      107,014       84,959
  United States..............................    879,989      862,992      818,032      789,059      731,657
                                               ---------    ---------    ---------    ---------    ---------
         Total revenues...................... $1,346,461   $1,364,390   $1,346,540   $1,277,186   $1,152,409
                                               ---------    ---------    ---------    ---------    ---------
                                               ---------    ---------    ---------    ---------    ---------
Income Before Income Taxes
  Australia..................................  $  34,542    $  30,125    $  27,593    $  25,935    $  26,478
  Canada.....................................     42,503       37,776       51,070       51,551       48,615
  United Kingdom.............................     14,819       14,364       12,788       12,168       11,411
  United States..............................    133,920      121,648      105,435       99,398       84,992
                                               ---------    ---------    ---------    ---------    ---------
         Total income before income taxes....  $ 225,784    $ 203,913    $ 196,886    $ 189,052    $ 171,496
                                               ---------    ---------    ---------    ---------    ---------
                                               ---------    ---------    ---------    ---------    ---------
Identifiable Assets
  Australia..................................  $ 526,410    $ 473,424    $ 501,093    $ 485,834    $ 439,266
  Canada.....................................    937,339      895,050    1,017,341    1,007,795      867,642
  United Kingdom.............................    465,820      435,661      427,126      409,563      270,763
  United States..............................  4,193,391    3,981,832    3,388,617    3,181,448    2,905,961
                                               ---------    ---------    ---------    ---------    ---------
         Total identifiable assets........... $6,122,960   $5,785,967   $5,334,177   $5,084,640   $4,483,632
                                               ---------    ---------    ---------    ---------    ---------
                                               ---------    ---------    ---------    ---------    ---------

- - ------------
* The above data for the two years ended 1990 is not reported upon herein by independent auditors.

     At December 31, 1993, finance receivables in the United States represented 67% of AFS' total finance receivables outstanding. At such date, receivables outstanding in no state exceeded 7% of the United States' portfolio, except California in which outstanding receivables represented 16% of the United States' portfolio and 11% of the consolidated portfolio.

     Capital expenditures and depreciation expense for each of the five years ended 1993 were not material to the operations of the industry segments.

NOTE 8: CERTAIN PROVISIONS CONTAINED IN NOTES, LOAN AGREEMENTS AND CERTIFICATE OF INCORPORATION AND OTHER RESTRICTIONS

     The notes, loan agreements and certificate of incorporation of AFS contain restrictions on the declaration or payment of cash dividends and on redemptions, purchases or other acquisitions of stock. Under the most restrictive provision at December 31, 1993, approximately $190 million of retained earnings was available for dividends on common stock or for redemptions, purchases or other acquisitions of stock. The notes and loan agreements also contain various restrictive provisions regarding debt, the creation of liens or guarantees and the making of investments.

     Maximum dividend limitations imposed by U.S. insurance regulatory agencies and minimum capital requirements of various local regulatory agencies imposed on AFS' U.S. industrial loan offices restrict the amount of certain subsidiaries' net assets which can be transferred to AFS. Such restricted net assets totaled approximately $94 million at December 31, 1993.

NOTE 9:  LEASE COMMITMENTS

     AFS' headquarters and regional executive offices are occupied under noncancelable operating leases expiring on various dates through 2017. The loan office locations through which operations are conducted are occupied under noncancelable operating leases having terms generally not exceeding five years with renewal options for an additional five years. Rental expense for such leases and for leased equipment was approximately $48 million, $46 million and $45 million in 1993, 1992 and 1991, respectively. Future minimum rental

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 9:  LEASE COMMITMENTS (CONTINUED)

commitments for all noncancelable operating leases in effect at December 31, 1993 approximated $32 million for 1994, $24 million for 1995, $17 million for 1996, $13 million for 1997, $9 million for 1998 and $65 million thereafter.

NOTE 10:  CONTINGENCIES

     There is pending or threatened litigation against AFS and its subsidiaries. Among these lawsuits and proceedings are individual and class action proceedings which seek compensatory, treble or punitive damages in substantial amounts. These suits and proceedings are being defended or contested on behalf of AFS. On the basis of information presently available, AFS believes that any such liability from pending or threatened litigation will not have a material effect on AFS' net income or financial condition.

     The laws of many states in which AFS' insurance subsidiaries are admitted to do business require as a condition of admission that all insurance companies so admitted collectively guarantee to policyholders the solvency of other insurance companies admitted in the particular state. AFS' insurance subsidiaries have not been required to date to make any significant payments pursuant to such guarantees. While the amount of any assessments which may be made in the future cannot be predicted, AFS does not believe the total assessments, if any, will be material to its net income or financial condition.

NOTE 11:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     AFS has retirement plans, principally non-contributory (defined contribution) which cover substantially all employees. Costs relating to these plans, which are generally funded as accrued, amounted to approximately $13 million, $12 million and $11 million for 1993, 1992 and 1991, respectively.

     AFS provides certain health care and life insurance benefits for its employees. Such benefits are administered by insurance companies or other carriers who determine premiums for insured plans and expected costs to be paid during the year under self-insured plans. Prior to 1992, AFS recognized the cost of providing these benefits by expensing the annual insurance premiums and costs under self-insured plans on a pay-as-you-go basis. For 1991, the costs of providing these benefits for the 413 retirees and the 5,916 active employees was $11.1 million. Such costs were not separately identified for retirees and active employees. In 1989, AFS began phasing out postretirement benefits for future retirees.

     In 1992, AFS adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS
106), with respect to its retiree health care and life insurance benefits. FAS 106 requires AFS to recognize the cost of such benefits using the accrual method of accounting over the employees' years of service.

     The FAS 106 transition obligation -- representing the accumulated postretirement benefit obligation for retiree health care and life insurance benefit plans at December 31, 1991 -- of $18.9 million, net of related income tax benefit, was recorded as the cumulative effect of a change in accounting principle. The adoption of FAS 106 had no cash flow impact on AFS.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 11:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

     Postretirement benefit costs for 1993 and 1992 were not material.

     AFS' postretirement benefit plans other than pensions currently are not funded. The following table sets forth the status of AFS' retiree health care and life insurance plans at December 31, 1993 and 1992:

                                                                    1993        1992
                                                                   -------     -------
                                                                      (Thousands of
                                                                        dollars)
        Actuarial present value of benefits attributed to:
          Retirees...............................................  $27,363     $22,189
          Fully eligible active plan participants................    9,364       9,288
          Other active plan participants.........................      455         222
                                                                   -------     -------
        Accumulated postretirement benefit obligation............   37,182      31,699
        Unrecognized net actuarial losses........................   (3,549)
                                                                   -------     -------
             Postretirement benefit liability recognized on the
               consolidated balance sheet........................  $33,633     $31,699
                                                                   -------     -------
                                                                   -------     -------

     An assumed discount rate of 8% was used to determine postretirement benefit costs other than pensions for 1993 and 1992. An assumed discount rate of 7.25% and 8% was used to determine the status of AFS' plans at December 31, 1993 and December 31, 1992, respectively. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (that is, health care cost trend rate) is 12% for retirees age 65 and over and 16% for retirees under age 65 in 1994, and both rates are assumed to decrease gradually to 5.5% until 2002 and 2004, respectively, and remain at that rate thereafter. Increasing these rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation as of December 31, 1993 by $4.5 million and increased the aggregate of the service and interest cost components of postretirement benefit costs for 1993 by $200,000.

NOTE 12:  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Quarterly results of operations for the years ended December 31, 1993 and 1992 were as follows:

                                                          1993                                        1992
                                        -----------------------------------------   -----------------------------------------
                                         First      Second     Third      Fourth     First      Second     Third      Fourth
                                        Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                                       (Thousands of dollars)
Revenues..............................  $333,098   $335,169   $338,809   $339,385   $339,550   $341,865   $343,805   $339,170
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income before income taxes............  $ 54,875   $ 56,225   $ 58,552   $ 56,132   $ 50,765   $ 50,139   $ 52,077   $ 50,932
Income taxes..........................    20,385     20,852     21,728     20,790     18,664     18,564     19,602     19,057
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  changes in accounting principles....    34,490     35,373     36,824     35,342     32,101     31,575     32,475     31,875
Cumulative effect of changes in
  accounting principles...............                                               (24,328)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net income............................  $ 34,490   $ 35,373   $ 36,824   $ 35,342   $  7,773   $ 31,575   $ 32,475   $ 31,875
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                        --------   --------   --------   --------   --------   --------   --------   --------

NOTE 13:  RELATED PARTY TRANSACTIONS

     During 1990, AFS purchased $25.0 million of Textron Inc. common stock on the open market. The investment is being carried in marketable equity securities.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 14:  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about all financial instruments held or owed by a company except for certain excluded instruments and instruments for which it is not practicable to estimate fair value.

     The following methods and assumptions were used in estimating the fair value of AFS' financial instruments.

  Investments

     The estimated fair values of debt securities and marketable equity securities were based on quoted market prices where available. If quoted market prices were not available, the estimated fair values were based on independent appraisals, prices from independent brokers or discounted cash flow analyses. Independent appraisals and discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers of similar credit quality, were generally used to estimate the fair value of certain privately placed investments.

  Finance Receivables

     The estimated fair values of fixed rate consumer loans and real estate loans were estimated based on discounted cash flow analyses using interest rates currently being offered for similar loans to borrowers of similar credit quality. Estimated future cash flows were adjusted for AFS' estimates of prepayments, refinances, and loan losses based on internal historical data. The estimated fair value of all variable rate receivables and fixed rate retail installment contracts approximated the net carrying value of such receivables. The fair values of AFS' leasing receivables and finance-related insurance reserves and claims ($75.5 million and $231.5 million, net carrying value, respectively, at December 31, 1993 and $67.6 million and $215.1 million, respectively, at December 31, 1992) are not required to be disclosed under generally accepted accounting principles.

  Debt and Interest Rate Exchange Agreements

     The estimated fair value of fixed rate debt was determined by independent investment bankers. The fair values of variable rate debt and borrowings under or supported by credit facilities approximated their carrying values. The estimated fair values of interest rate exchange agreements were determined by independent investment bankers as the estimated amounts that AFS would be required to pay to a third party to assume AFS' obligations under the agreements.

          AVCO FINANCIAL SERVICES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE 14:  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     The carrying values and estimated fair values of AFS' financial instruments for which it is practicable to calculate a fair value are as follows:

                                                   December 31, 1993           December 31, 1992
                                                -----------------------     -----------------------
                                                             Estimated                   Estimated
                                                 Carrying       Fair         Carrying       Fair
                                                  Value        Value          Value        Value
                                                ----------   ----------     ----------   ----------
                                                              (Thousands of dollars)
Investments...................................  $  655,690   $  680,998     $  586,339   $  592,287
                                                ----------   ----------     ----------   ----------
                                                ----------   ----------     ----------   ----------
Finance receivables...........................  $5,239,034   $5,266,034     $4,943,593   $4,975,593
                                                ----------   ----------     ----------   ----------
                                                ----------   ----------     ----------   ----------
Debt:
Variable rate debt fixed by interest rate
  exchange agreements.........................  $  341,585   $  370,006     $  599,317   $  641,109
Other variable rate debt......................   2,244,496    2,244,496      1,851,512    1,851,512
Fixed rate debt...............................   2,229,413    2,326,593      2,122,262    2,207,067
                                                ----------   ----------     ----------   ----------
          Total debt..........................  $4,815,494   $4,941,095     $4,573,091   $4,699,688
                                                ----------   ----------     ----------   ----------
                                                ----------   ----------     ----------   ----------

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     Omitted in accordance with General Instruction J(2)(c).

ITEM 11.  EXECUTIVE COMPENSATION

     Omitted in accordance with General Instruction J(2)(c).

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Omitted in accordance with General Instruction J(2)(c).

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Omitted in accordance with General Instruction J(2)(c).

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

                                                                         PAGE
                                                                         ----
 (a)1.    Index to Financial Statements
          Report of Independent Auditors...............................   11
          Consolidated Balance Sheet at December 31, 1993 and 1992.....   12
          Consolidated Statement of Income for the three years ended
          December 31, 1993............................................   13
          Consolidated Statement of Cash Flows for the three years
          ended
          December 31, 1993............................................   14
          Consolidated Statement of Changes in Stockholder's Equity for
          the
          three years ended December 31, 1993..........................   15
          Notes to Consolidated Financial Statements...................   16
    2.    Index to Financial Statement Schedules
          III.  Condensed Financial Information of the Registrant......  S-1
          All other schedules are omitted since the required information is not present or not present in amounts sufficient to require the submission of the schedules, or because the information required is included in the consolidated financial statements or the notes thereto.
   (b)    Reports on Form 8-K
          During the quarter ended December 31, 1993, the Registrant filed the following reports on Form 8-K:
          Report dated October 21, 1993 providing certain supplemental information pursuant to item 4 of the Securities Act Industries
          Guide 3.
          Report dated November 12, 1993 relating to the Registrant's
          Registration Statement Nos. 33-50547 and 33-52284 with respect to which the Registrant commenced an offering on or about November 12,
          1993 of up to $500,000,000 of Medium Term Notes, Series E, due from more than 9 months to 10 years from the date of issue. The report included as an exhibit a form of Medium Term Note, Series E.
   (c)    Exhibits
          (3)     (a) Certificate of incorporation of the Registrant, as
          amended, incorporated by reference to Exhibit 3(a) to the
                      Registrant's Annual Report on Form 10-K for the year
                      ended December 31, 1988.
          (b) Bylaws of the Registrant, as amended, incorporated by reference to Exhibit 3(b) to the Registrant's Annual Report on Form 10-K
              for the year ended December 31, 1988.
          (4)     Instruments with respect to issues of long-term debt have
          not been filed as exhibits to this Annual Report Form 10-K as the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and
                  its consolidated subsidiaries. Registrant agrees to furnish to the Commission a copy of each such instrument upon
                  request.
          *(12)   Statement of Computation of Number of Times Fixed
                  Charges Earned.
          (22)   Omitted in accordance with General Instruction
          J(2)(b).
          *(23)   Consent of Independent Auditors.
          *(24)   Powers of Attorney.

- - ------------

* Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AVCO FINANCIAL SERVICES, INC.

Dated March 11, 1994                          By      WARREN R. LYONS
                                                  ------------------------
                                                      Warren R. Lyons
                                                      President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 11, 1994.

                   SIGNATURE                                        TITLE
                   ---------                                        -----
               *WARREN R. LYONS                             President and Director
- - -------------------------------------------             (Principal Executive Officer)
                Warren R. Lyons

                *RONALD BUKOW                      Executive Vice President, Treasurer and
- - -------------------------------------------                        Director
                 Ronald Bukow                           (Principal Financial Officer)

              *LEWIS B. CAMPBELL                                   Director
- - -------------------------------------------
               Lewis B. Campbell

                *GARY L. FITE                      Executive Vice President, Controller and
- - -------------------------------------------                        Director
                 Gary L. Fite                           (Principal Accounting Officer)

             *GAYLORD E. FRANCIS                   Executive Vice President and Director
- - -------------------------------------------
              Gaylord E. Francis

              *JAMES F. HARDYMON                                   Director
- - -------------------------------------------
               James F. Hardymon

             *THOMAS P. HOLLOWELL                                  Director
- - -------------------------------------------
              Thomas P. Hollowell

            *RICHARD A. McWHIRTER                                  Director
- - -------------------------------------------
             Richard A. McWhirter

                   SIGNATURE                                        TITLE
                   ---------                                        -----
             *WILLIAM J. PEARSON                      Senior Vice President and Director
- - ---------------------------------------------
              William J. Pearson

            *EUGENE R. SCHUTT, JR.                  Executive Vice President and Director
- - ---------------------------------------------
             Eugene R. Schutt, Jr.

              *HERBERT F. SMITH                       Senior Vice President, Secretary and
- - ---------------------------------------------                      Director
               Herbert F. Smith                               (General Counsel)

              *THOMAS D. SOUTTER                                   Director
- - ---------------------------------------------
               Thomas D. Soutter

               *JOHN C. SPENCE                                     Director
- - ---------------------------------------------
                John C. Spence

              *RICHARD A. WATSON                                   Director
- - ---------------------------------------------
               Richard A. Watson

*By           HERBERT F. SMITH
- - ---------------------------------------------
         (Herbert F. Smith, on behalf
    of himself and as attorney-in-fact for
  each of the other persons indicated above)

                         AVCO FINANCIAL SERVICES, INC.

                                  SCHEDULE III

               CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

                                                                             December 31,
                                                                      --------------------------
                                                                         1993           1992
                                                                      -----------    -----------
                                                                        (Thousands of dollars)
BALANCE SHEET
ASSETS
Demand notes receivable from Avco Financial Services Group
  subsidiaries......................................................  $ 3,429,937    $ 3,251,014
Investments in subsidiaries, at equity..............................    1,315,538      1,238,934
Other...............................................................       86,845         42,491
                                                                      -----------    -----------
     Total assets...................................................  $ 4,832,320    $ 4,532,439
                                                                      -----------    -----------
                                                                      -----------    -----------
LIABILITIES AND STOCKHOLDER'S EQUITY
Debt................................................................  $ 3,936,827    $ 3,707,672
Other...............................................................       67,982         71,696
                                                                      -----------    -----------
     Total liabilities..............................................    4,004,809      3,779,368
Stockholder's equity................................................      827,511        753,071
                                                                      -----------    -----------
     Total liabilities and stockholder's equity.....................  $ 4,832,320    $ 4,532,439
                                                                      -----------    -----------
                                                                      -----------    -----------

                             See accompanying note.

                         AVCO FINANCIAL SERVICES, INC.

                                  SCHEDULE III

         CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT (CONTINUED)

                                                                 Year ended December 31,
                                                          -------------------------------------
                                                            1993          1992          1991
                                                          ---------     ---------     ---------
                                                                 (Thousands of dollars)
STATEMENT OF INCOME
Revenues (primarily interest from Avco Financial
  Services Group subsidiaries)..........................  $ 218,396     $ 235,667     $ 248,513
Expenses (primarily interest expense)...................   (229,512)     (250,084)     (268,123)
                                                          ---------     ---------     ---------
Loss before items shown below...........................    (11,116)      (14,417)      (19,610)
Income tax benefits.....................................      3,605         4,884         6,650
Equity in income of subsidiaries........................    149,540       137,559       137,560
                                                          ---------     ---------     ---------
Income before cumulative effect of changes in accounting
  principles............................................    142,029       128,026       124,600
Cumulative effect of changes in accounting principles,
  net of income taxes...................................                  (24,328)
                                                          ---------     ---------     ---------
Net income..............................................  $ 142,029     $ 103,698     $ 124,600
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------
STATEMENT OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..............................................  $ 142,029     $ 103,698     $ 124,600
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Cumulative effect of changes in accounting
     principles.........................................                   24,328
  Other.................................................     (4,771)       11,017         4,154
                                                          ---------     ---------     ---------
     Net cash provided by operating activities..........    137,258       139,043       128,754
                                                          ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in demand notes receivable.....................   (178,923)     (620,238)     (190,756)
Increase in investments in subsidiaries.................   (116,490)      (94,829)     (120,425)
                                                          ---------     ---------     ---------
     Net cash used by investing activities..............   (295,413)     (715,067)     (311,181)
                                                          ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term debt.............................    258,412       316,493       168,082
Proceeds from issuance of notes.........................    705,000       680,290       772,000
Principal payments on notes.............................   (734,257)     (367,059)     (686,846)
Dividends paid..........................................    (71,000)      (64,400)      (62,200)
                                                          ---------     ---------     ---------
     Net cash provided by financing activities..........    158,155       565,324       191,036
                                                          ---------     ---------     ---------
Net increase (decrease) in cash.........................                  (10,700)        8,609
Cash at beginning of year...............................                   10,700         2,091
                                                          ---------     ---------     ---------
Cash at end of year.....................................  $      --     $      --     $  10,700
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

NOTE TO CONDENSED FINANCIAL INFORMATION

     The parent company is the primary financing entity for the U.S. Avco Financial Services Group.

     See Note 1 to the Consolidated Financial Statements for significant accounting policies.

     The aggregate maturities, required prepayments, redemptions and sinking fund requirements with respect to the Registrant's debt outstanding (excluding commercial paper, bank notes and savings deposits) at December 31, 1993 for the five years ending December 31, 1998 were (in millions): $460 in 1994; $379 in 1995; $362 in 1996; $200 in 1997; and $239 in 1998.

     At December 31, 1993 and 1992, the parent company was guarantor for payment of all its foreign subsidiaries' commercial paper and bank line borrowings of $632.9 million and $435.5 million, respectively, and senior notes of $885.3 million and $992.1 million, respectively.

     The Registrant received dividends from its subsidiaries aggregating $48.0 million in 1993; $46.7 million in 1992, and $37.9 million in 1991.